FINANCIAL STATEMENTS

Canyon Fuel Company, LLC
Years ended December 31, 2000, 1999, and 1998 with Report of Independent Auditors

                            Canyon Fuel Company, LLC

                              Financial Statements


                  Years ended December 31, 2000, 1999, and 1998




                                   Contents

Report of Independent Auditors.............................................  1

Financial Statements

Statements of Operations...................................................  2
Balance Sheets.............................................................  3
Statements of Members' Equity..............................................  4
Statements of Cash Flows...................................................  5
Notes to Financial Statements..............................................  6

                        Report of Independent Auditors

To the Members of Canyon Fuel Company, LLC:

We have audited the accompanying balance sheets of Canyon Fuel Company, LLC (a Delaware limited liability company) (the Company) as of December 31, 2000 and 1999, and the related statements of operations, members' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canyon Fuel Company, LLC at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP
St. Louis, Missouri
January 24, 2001

                            Canyon Fuel Company, LLC

                            Statements of Operations
                                 (In Thousands)


                                                                    December 31
                                                       2000            1999             1998
                                                  --------------- ---------------- ---------------
Revenues:
   Coal sales                                      $   258,513     $   240,264      $   275,303
   Other revenues                                          588             798              905
                                                  --------------- ---------------- ---------------
                                                       259,101         241,062          276,208

Costs and expenses:
   Cost of coal sales                                  215,785         207,052          255,149
   Amortization of coal supply agreements               19,857          17,897           19,044
   Fees to members                                       8,029           7,751            5,945
                                                  --------------- ---------------- ---------------
                                                       243,671         232,700          280,138
                                                  --------------- ---------------- ---------------
Income (loss) from operations                           15,430           8,362           (3,930)

Interest, net:
   Interest expense                                       (140)           (230)            (205)
   Interest income                                         585             634            1,110
                                                  --------------- ---------------- ---------------
                                                           445             404              905
                                                  --------------- ---------------- ---------------

Net income (loss)                                  $    15,875     $     8,766      $    (3,025)
                                                  =============== ================ ===============

The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                                 Balance Sheets
                                 (In Thousands)


                                                                                   December 31
                                                                             2000              1999
                                                                       ----------------- ------------------
Assets
Current assets:
   Cash and cash equivalents                                              $         14    $       436
   Trade accounts receivable                                                    36,924         25,829
   Other receivables                                                             6,809          7,640
   Inventories                                                                  20,391         25,430
   Other                                                                         2,937          1,877
                                                                       ----------------- ------------------
Total current assets                                                            67,075         61,212
Property, plant and equipment:
   Coal lands and mineral rights                                               270,436        266,956
   Plant and equipment                                                         230,881        229,280
   Deferred mine development                                                    31,959         10,037
                                                                       ----------------- ------------------
                                                                               533,276        506,273
   Less accumulated depreciation, depletion and amortization
                                                                              (171,849)      (130,686)
                                                                       ----------------- ------------------
Property, plant and equipment, net                                             361,427        375,587
Other assets:
   Prepaid royalties                                                            26,218         22,399
   Coal supply agreements                                                       23,467         43,324
   Other                                                                            34             20
                                                                       ----------------- ------------------
Total other assets                                                              49,719         65,743
                                                                       ----------------- ------------------
Total assets                                                              $    478,221    $   502,542
                                                                       ================= ==================
Liabilities and members' equity
Current liabilities:
   Accounts payable                                                       $     25,607    $    25,334
   Accrued expenses                                                              7,528         11,731
                                                                       ----------------- ------------------
Total current liabilities                                                       33,135         37,065
Accrued postretirement benefits other than pension                               8,219          8,219
Accrued reclamation and mine closure                                             3,649          3,280
Accrued workers' compensation                                                    6,830          6,204
Other noncurrent liabilities                                                     2,591          3,086
                                                                       ----------------- ------------------
Total liabilities                                                               54,424         57,854
Members' equity                                                                423,797        444,688
                                                                       ----------------- ------------------
Total liabilities and members' equity                                     $    478,221    $   502,542
                                                                       ================= ==================


The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                          Statements of Members' Equity
                                 (In Thousands)

                  Years ended December 31, 2000, 1999, and 1998


                                   ARCO Uinta Coal Company
                                    Through June 1, 1998,
                                       Arch Western
                                       Resources, LLC              ITOCHU Coal
                                        Thereafter              International Inc.             Total
                                 --------------------------- ------------------------ ----------------------
Members' equity,
  December 31, 1997                        $373,060                   $200,878                $ 573,938

Contributions                                11,785                      6,346                   18,131
Distributions                               (18,850)                   (10,150)                 (29,000)
Net loss                                     (1,966)                    (1,059)                  (3,025)
                                 --------------------------- ------------------------ ----------------------
Members' equity,
  December 31, 1998                         364,029                    196,015                  560,044

Distributions                               (80,679)                   (43,443)                (124,122)
Net income                                    5,698                      3,068                    8,766
                                 --------------------------- ------------------------ ----------------------
Members' equity,
  December 31, 1999                         289,048                    155,640                  444,688

Contributions                                17,550                      9,450                   27,000
Distributions                               (41,448)                   (22,318)                 (63,766)
Net income                                   10,319                      5,556                   15,875
                                 --------------------------- ------------------------ ----------------------
Members' equity,
  December 31, 2000                        $275,469                   $148,328                $ 423,797
                                 =========================== ======================== ======================

The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                            Statements of Cash Flows
                                 (In Thousands)


                                                                              December 31
                                                                 2000            1999             1998
                                                            --------------- ---------------- ---------------
Operating activities
Net income (loss)                                            $    15,875      $    8,766       $   (3,025)
Adjustments to reconcile net income (loss) to cash
   provided by operating activities:
     Depreciation, depletion and amortization                     62,005          62,074           68,669
     Prepaid royalties                                             3,424           3,344            2,704
     Net loss on disposition of assets                                25             111              260
     Changes in operating assets and liabilities                  (8,160)         14,489            1,691
     Other                                                          (514)            878              285
                                                            --------------- ---------------- ---------------
Cash provided by operating activities                             72,655          89,662           70,584

Investing activities
Proceeds from coal supply agreements                                   -          11,155                -
Additions to property, plant and equipment                       (28,161)        (34,071)         (43,499)
Proceeds from dispositions of property, plant and
   equipment                                                         148               -                -
Additions to prepaid royalties                                    (7,243)           (912)               -
                                                            --------------- ---------------- ---------------
Cash used in investing activities                                (35,256)        (23,828)         (43,499)

Financing activities
Members' contributions                                            27,000               -           18,131
Members' cash distributions                                      (63,766)        (84,151)         (29,000)
Payment on other noncurrent liabilities                           (1,055)         (1,493)          (1,413)
                                                            --------------- ---------------- ---------------
Cash used in financing activities                                (37,821)        (85,644)         (12,282)
                                                            --------------- ---------------- ---------------
(Decrease) increase in cash and cash equivalents
                                                                    (422)        (19,810)          14,803
Cash and cash equivalents, beginning of year
                                                                     436          20,246            5,443
                                                            --------------- ---------------- ---------------
Cash and cash equivalents, end of year                       $        14      $      436       $   20,246
                                                            =============== ================ ===============

Supplemental cash flow information
Cash paid during the year for interest                       $       281      $      159       $      241

The accompanying notes are an integral part of the financial statements.

                            Canyon Fuel Company, LLC

                          Notes to Financial Statements

                                December 31, 2000


1. Formation of the Company

Effective December 20, 1996, Canyon Fuel Company, LLC (the Company) was formed as a joint venture between ARCO Uinta Coal Company (ARCO) (65 percent ownership) and ITOCHU Coal International Inc. (35 percent ownership) for the purpose of acquiring certain Utah coal operations and an approximate 9 percent interest in Los Angeles Export Terminal, Inc. (LAXT) from Coastal Coal, Inc. and The Coastal Corporation (collectively, Coastal). Effective June 1, 1998, ARCO's ownership of the Company was acquired by Arch Western Resources, LLC (Arch Western). The owners of the Company are referred to herein as the "Members."

The Company operates one reportable segment: the production of steam coal from deep mines in Utah for sale primarily to utility companies in the United States. Net profits and losses are allocated to the Members based on their respective ownership percentage. Distributions of the Company's earnings are also allocated to the Members based on their respective ownership percentage.

2. Accounting Policies

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost which approximates fair value. Cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

                            Canyon Fuel Company, LLC

2. Accounting Policies (continued)

Inventories

Inventories consist of the following:

                                             December 31
                                        2000               1999
                                     --------------------------------
                                           (In Thousands)

        Coal                          $10,963             $14,850
        Supplies                        9,428              10,580
                                     --------------------------------
                                      $20,391             $25,430
                                     ================================

Coal inventory is valued using the first-in, first-out (FIFO) cost method and is stated at the lower of cost or market. Coal inventory costs include labor, equipment costs, and operating overhead. Supplies are valued using the average cost method and are stated at the lower of cost or market. The Company has recorded a valuation allowance for slow-moving and obsolete supplies inventories of $0.1 million and $0.8 million at December 31, 2000 and 1999, respectively.

Coal Acquisition Costs and Prepaid Royalties

Coal lease rights obtained through acquisition are capitalized and amortized primarily by the units-of-production method over the estimated recoverable reserves. Amortization occurs as the Company mines on the property. Rights to leased coal lands are often acquired through royalty payments. Where royalty payments represent prepayments recoupable against future production, they are capitalized. As mining occurs on these leases, the prepayment is charged to cost of coal sales.

Coal Supply Agreements

Acquisition costs related to coal supply agreements are capitalized and amortized on the basis of coal to be shipped over the term of the contract. Value is allocated to coal supply agreements based on discounted cash flows attributable to the difference between the above market contract price and the then-prevailing market price. Accumulated amortization for sales contracts was $74.8 million and $54.9 million at December 31, 2000 and 1999, respectively. In January 1999, the Company settled a coal supply agreement dispute with Intermountain Power Agency (IPA) and Coastal. In return for termination of certain indemnification rights and settlement of outstanding

                            Canyon Fuel Company, LLC

2. Accounting Policies (continued)

Coal Supply Agreements (continued)

receivables, the Company received cash of approximately $11.2 million and a note receivable of $43.7 million (collectively, the settlement). In 1999, the Company distributed the cash received and to be received from the settlement to its Members. In addition, the Company has agreed to supply IPA with 2.2 million tons of coal annually through 2010 (with a mutual option to extend this supply agreement through 2015). The Company has adjusted the carrying value of the coal supply agreements with IPA in the accompanying balance sheet at December 31, 1999 to reflect this settlement.

Exploration Costs

Costs related to locating coal deposits and determining the economic minability of such deposits are expensed as incurred.

Property, Plant and Equipment

Additions to property, plant and equipment are recorded at cost. Maintenance and repair costs are expensed as incurred. Mine development costs are capitalized and amortized on the units-of-production method over the estimated recoverable reserves that are associated with the property being benefited. Depletion of mineral properties is computed on the units-of-production method over the estimated recoverable coal reserves of the property being mined. At December 31, 2000, all mineral reserves of the Company that are capitalized are being amortized on the units-of-production method through Company operations.

Depreciation and amortization of other property, plant and equipment are computed by the straight-line method over the expected lives of the assets, which range from 3 to 16 years. Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. Upon disposal of depreciated assets, residual cost less salvage value is included in the determination of current income.

                            Canyon Fuel Company, LLC

2. Accounting Policies (continued)

Asset Impairment

If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, then the carrying value of the asset is reduced to its estimated fair value.

Reclamation and Mine Closing Costs

The Company charges current reclamation costs to expense as incurred. Final reclamation costs, including dismantling and restoration, are estimated based upon current federal and state regulatory requirements and are accrued during operations using the units-of-production method on the basis of estimated costs as of the balance sheet date. The effect of changes in estimated costs and production is recognized on a prospective basis.

The Company is not aware of any events of noncompliance with environmental laws and regulations. The exact nature of environmental issues and costs, if any, which the Company may encounter in the future cannot be predicted, primarily because of the changing character of environmental requirements that may be enacted by governmental agencies.

Accrued Workers' Compensation Costs

The Company is liable under the federal Mine Safety and Health Act of 1977, as amended, to provide for pneumoconiosis (black lung) benefits to eligible employees, former employees and dependents with respect to claims filed by such persons on or after July 1, 1973. The Company is also liable under state statutes for black lung benefits. The Company currently provides for federal and state claims principally through a self-insurance program. Charges are being made to operations as determined by independent actuaries, at the present value of the actuarially computed present and future liabilities for such benefits over the employees' applicable years of service. In addition, the Company is liable for traumatic injuries which are accrued as injuries are incurred.

                            Canyon Fuel Company, LLC

2. Accounting Policies (continued)

Revenue Recognition

Coal sales revenues include sales to customers of coal produced at Company operations and purchased from other companies. The Company recognizes revenue from coal sales at the time title passes to the customer. Revenues from sources other than coal sales, including gains and losses from dispositions of long-term assets, are included in other revenues and are recognized as performed or otherwise earned.

Income Taxes

The financial statements do not include a provision for income taxes, as the Company is treated as a partnership for income tax purposes and does not incur federal or state income taxes. Instead, its earnings and losses are included in the Members' separate income tax returns.

3. Accrued Expenses

Accrued expenses consist of the following:

                                                                                  December 31
                                                                           2000                 1999
                                                                   ------------------------------------------
                                                                                (In Thousands)
Accrued payroll and related benefits                                       $3,590               $ 4,261
Accrued pension                                                               624                 3,546
Accrued postretirement benefits other than pension                             81                     -
Accrued taxes other than income taxes                                         968                   543
Accrued workers' compensation                                                 549                   798
Other accrued expenses                                                      1,716                 2,583
                                                                   ------------------------------------------
                                                                           $7,528               $11,731
                                                                   ==========================================

4. Employee Benefit Plans

Defined Benefit Pension and Other Postretirement Benefit Plans

Essentially all of the Company's employees are covered by a defined benefit pension plan sponsored by the Company. The benefits are based on years of service and the employee's compensation, primarily during the last five years of service. The funding policy for the pension plan is to make annual contributions as required by applicable regulations.

                            Canyon Fuel Company, LLC

4. Employee Benefit Plans (continued)

Defined Benefit Pension and Other Postretirement Benefit Plans (continued)

The Company also provides certain postretirement medical and life insurance benefits to substantially all employees who retire with the Company. The Company has the right to modify the plans at any time. The Company's current policy is to fund the cost of postretirement medical and life insurance benefits as they are paid.

Summaries of the changes in the benefit obligation and plan assets (primarily listed stocks and debt securities) and of the funded status of the plans follow:

                                                                                    Other Postretirement
                                                        Pension Benefits                  Benefits
                                                      2000           1999           2000           1999
                                                  -----------------------------------------------------------
                                                                        (In Thousands)
Change in benefit obligation
Benefit obligation at January 1                    $    6,638      $  5,435      $   9,358       $  9,493
Service cost                                            1,760         1,760            271            415
Interest cost                                             591           338            542            619
Benefits paid                                            (864)          (94)           (81)           (13)
Plan amendments                                             -          (482)        (2,888)             -
Other - primarily actuarial (gain) loss                 2,129          (319)        (1,417)        (1,156)
                                                  -----------------------------------------------------------
Benefit obligation at December 31                  $   10,254      $  6,638      $   5,785       $  9,358
                                                  ===========================================================

Change in plan assets
Value of plan assets at January 1                  $    3,247      $  1,305      $       -       $      -
Actual return on plan assets                             (211)          532              -              -
Employer contributions                                  5,016         1,504             81             13
Benefits paid                                            (864)          (94)           (81)           (13)
                                                  -----------------------------------------------------------
Value of plan assets at December 31                $    7,188      $  3,247      $       -       $      -
                                                  ===========================================================

Funded status of the plans
Accumulated obligations less plan assets           $    3,066      $  3,391      $   5,785       $  9,358
Unrecognized actuarial gain (loss)                     (2,844)         (287)         1,162            (81)
Unrecognized prior service cost                           402           442          1,353         (1,058)
                                                  -----------------------------------------------------------
Net liability recognized                           $      624      $  3,546      $   8,300       $  8,219
                                                  ===========================================================

Balance sheet liabilities
Current portion of the liability                   $      624      $  3,546      $      81       $      -
Long-term portion of the liability                          -             -          8,219          8,219
                                                  -----------------------------------------------------------
Total accrued benefit liabilities                  $      624      $  3,546      $   8,300       $  8,219
                                                  ===========================================================

                            Canyon Fuel Company, LLC

4. Employee Benefit Plans (continued)

Defined Benefit Pension and Other Postretirement Benefit Plans (continued)

Demographic and assumption changes under the defined benefit pension plan resulted in a $2.1 million loss and a $0.3 million gain in 2000 and 1999, respectively. The decrease in the funded status in the year 2000 resulted from decreased earnings on plan assets during the year. Demographic and assumption changes in other postretirement benefits resulted in the $1.4 million and $1.2 million gain in 2000 and 1999, respectively. The $2.9 million reduction in the postretirement benefit obligation in 2000 associated with plan amendments resulted from a July 2000 amendment changing some of the cost-sharing provisions of the plan for salaried and nonunion hourly participants and an October 2000 plan amendment changing eligibility requirements to ten years of service after reaching the age of 45 for salaried and nonunion hourly participants. The latter plan change triggered a curtailment that resulted in the recognition of $0.4 million in previously unrecognized prior service gains.

                                                                                   Other Postretirement
                                                       Pension Benefits                  Benefits
                                                 -----------------------------------------------------------
                                                     2000           1999           2000           1999
                                                 -----------------------------------------------------------
Weighted average assumptions as of
   December 31
Discount rate                                          7.75%         7.50%          7.75%         7.50%
Rate of compensation increase                          4.75%         5.25%            N/A           N/A
Expected return on plan assets                         9.00%         9.00%            N/A           N/A
Health care cost trend on covered charges                N/A          N/A           5.00%         5.00%

The following table details the components of pension and other postretirement benefit costs:

                                                                                    Other Postretirement
                                                 Pension Benefits                         Benefits
                                        -------------------------------------------------------------------------
                                          2000        1999         1998        2000        1999         1998
                                        -------------------------------------------------------------------------
                                                                     (In Thousands)
Service cost                              $1,760      $1,760      $1,674     $   271     $   415      $   463
Interest cost                                591         338         353         542         619          612
Expected return on plan assets              (648)       (166)        (42)          -           -            -
Other amortization and deferral              391         153         194        (208)        296          383
Curtailments                                   -           -           -        (443)          -            -
                                        -------------------------------------------------------------------------
                                          $2,094      $2,085      $2,179     $   162      $1,330       $1,458
                                        =========================================================================


                            Canyon Fuel Company, LLC

4. Employee Benefit Plans (continued)

Defined Benefit Pension and Other Postretirement Benefit Plans (continued)

The health care cost trend rate assumption has a significant effect on the amounts reported. However, as the employer contribution cap is expected to be reached in 2001, the impact of health care cost trend rate changes is not material.

Other Plans

The Company sponsors a savings plan which was established to assist eligible employees in providing for their future retirement needs. The savings plan matches a certain percentage of employee contributions. The Company's contribution to the savings plan was $1.3 million in both 2000 and 1999.

5. Concentration of Credit Risk and Major Customers

The Company places its cash equivalents in investment-grade short-term investments and limits the amount of credit exposure to any one commercial issuer.

The Company markets its coal principally to electric utilities in the United States. Generally, credit is extended based on an evaluation of the customer's financial condition, and collateral is not generally required. Credit losses are provided for in the financial statements and historically have been minimal.

The Company is committed under long-term contracts to supply coal that meets certain quality requirements at specified prices. These prices are generally adjusted based on indices. Quantities sold under some of these contracts may vary from year to year within certain limits at the option of the customer. IPA accounted for approximately 44 percent, 34 percent and 29 percent of coal sales in 2000, 1999 and 1998, respectively. This same customer accounted for 53 percent and 39 percent of accounts receivable at December 31, 2000 and 1999, respectively. Sierra Pacific accounted for approximately 12 percent, 11 percent and 11 percent of coal sales in 2000, 1999 and 1998, respectively. Approximately 8 percent, 6 percent and 8 percent of coal sales in 2000, 1999 and 1998, respectively, were export sales to Japanese customers.

6. Related Party Transactions

As described in Note 1, 65 percent of the Company was owned by ARCO and subsequent to June 1, 1998 is owned by Arch Western. ARCO, and now Arch Western, acts as the Company's managing Member. The Company pays administration and production fees to

                            Canyon Fuel Company, LLC

6. Related Party Transactions (continued)

ARCO and now Arch Western for managing the Company's operations. These fees were $8.0 million, $7.8 million and $5.9 million in 2000, 1999 and 1998, respectively. The Company has a payable balance to Arch Western of $3.8 million and $6.4 million at December 31, 2000 and 1999, respectively.

7. Commitments and Contingencies

The Company has entered into various noncancelable royalty lease agreements and federal lease bonus payments under which future minimum payments are due. On May 24, 1999, the Company was the successful bidder in a federal auction of certain mining rights in the 7,172-acre Pines tract in Sevier and Emory Counties in Utah. The Company's lease bonus bid amounted to $16.9 million for the tract, of which $3.4 million was paid on May 24, 1999 and an additional $3.4 million was paid in 2000. The tract contains approximately 60 million tons of demonstrated coal reserves and is contiguous with the Company's Sufco mine. Geological surveys indicate that there are sufficient reserves relative to these properties to permit recovery of the Company's investment. Minimum payments due in future years under lease agreements (including the Pines tract lease) are $3.4 million in 2001, $3.4 million in 2002 and $3.4 million in 2003.

The Company was in litigation with the Skyline Partners, lessors of the coal reserves which comprise the Company's Skyline Mine. The coal leases required the Company to make annual advance minimum royalty payments which are fully recoupable against a production royalty that is to be paid by the Company on each ton of coal mined and sold from the leaseholds. In 1997, the Company filed suit against Skyline Partners in Utah State Court alleging that the Company was not required to make the final minimum advance royalty payment. On February 24, 2000, the Company and Skyline Partners reached an agreement to settle the litigation. The settlement includes a $7.2 million recoupable payment by the Company to Skyline Partners which was recorded as a prepaid royalty in 2000 and a grant of an overriding royalty interest to Skyline Partners covering land adjacent to the Skyline Mine reserves.

The Company is also the subject of or party to a number of other pending or threatened legal actions. On the basis of management's best assessment of the likely outcome of these actions, expenses or judgments arising from any of these suits are not expected to have a material adverse effect on the Company's operations, financial position or cash flows.

                            Canyon Fuel Company, LLC

7. Commitments and Contingencies (continued)

Included in property, plant and equipment of the Company is an approximate 9 percent investment in LAXT (recorded at cost) amounting to $10.8 million and $11.5 million as of December 31, 2000 and 1999, respectively. LAXT began operations in 1997 and has been experiencing operating losses and negative cash flow since its inception, principally due to weak demand for U.S. coal exports to the Pacific Rim countries. The ability of LAXT to continue as a going concern is dependent on its improving operating results and obtaining additional financing, if necessary. If these issues are not satisfactorily resolved in a timely manner, there can be no assurance that the Company's investment in LAXT will be recoverable. In January 2001, LAXT owed the Port of Los Angeles a Minimum Annual Guarantee Rental Payment (MAG) of $5.5 million, for which it did not have sufficient funding to make the payment. Currently, LAXT has proposed a plan that would raise additional funding from its Members, reduce certain operating expenses, improve operating performance and explore additional sources of revenue. The plan appears to have support of the Members. The Company believes this plan will be successful and the MAG payment will be made and future operations of LAXT will be profitable in such a manner to allow recovery of the LAXT investment.

8. Cash Flow

The changes in operating assets and liabilities as shown in the statements of cash flows are comprised of the following:


                                                             2000             1999              1998
                                                       ----------------------------------------------------
                                                                         (In Thousands)
Decrease (increase) in operating assets:
   Receivables                                            $(10,264)          $   9,500         $(11,023)
   Inventories                                               5,039              (1,588)           8,552
Increase (decrease) in operating liabilities:
   Accounts payable and accrued expenses                    (3,930)              5,606               25
   Accrued postretirement benefits other than pension            -               1,317            1,463
   Accrued reclamation and mine closure                        369                 487              406
   Accrued workers' compensation                               626                (833)           2,268
                                                       ----------------------------------------------------
                                                          $ (8,160)            $14,489         $  1,691
                                                       ====================================================

9. Accounting Development

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and

                            Canyon Fuel Company, LLC

Hedging Activities, which is required to be adopted in years beginning after June 15, 2000. SFAS No. 133 permits early adoption as of the beginning of any fiscal quarter after its issuance. SFAS No. 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets or liabilities through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. SFAS No. 133 will not have a material impact on the earnings and financial position of the Company.